SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated May 24, 2006, of ADS Dividend Declaration

ADS Dividend Declaration

On 24 May 2006, ScottishPower announced in the Company's preliminary results that the dividend for the fourth quarter of 2005/06 was 9.40 pence per new ordinary share, payable on 28 June 2006.

This is to confirm that the dividend rate per new American Depositary Share
(ADS) is $0.7080, payable on 28 June 2006.  The record date for the fourth quarter dividend is 2 June 2006 which falls after the record date of 12 May 2006 for the capital reorganization associated with the return of cash to ADS holders as detailed in the Circular to Shareholders and US Supplemental Memorandum dated
31 March 2006.  Therefore the dividend is payable on the new ADSs in issue post the return of cash and capital reorganization to new ADS holders of record on 2
June 2006.

For further information:

Donald McPherson     Deputy Secretary      Telephone: + 44 (0) 141 566 4798

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: May 24, 2006	By:	/s/ Donald McPherson
Donald McPherson
Deputy Company Secretary